Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                            and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: August 21, 2014

Ask the Senior Staff
GTECH’s Executive Leadership Team wants to know what’s on your mind. If you have a question or concern, please complete the form on the homepage of IntraConnect or on the microsite: http://thenewgtech.gtk.gtech.com/igt. The most frequently asked questions will be answered by the Executive Leadership Team in News at Your Fingertips. All submissions are anonymous. If you request a personal response or do not want your question published in News at Your Fingertips, you must include your name and contact information so the Executive Leadership Team can respond directly to you via phone or personal email.

Q. How does the IGT transaction affect current GTECH staff? Will this merger mean a layoff of employees?

A. Because it’s early in the process, we don’t know yet how this will affect the organization. However, we can focus on what we currently know.

GTECH’s growth expectations have not changed. For example, in the North American casino business, we continue to be committed to increasing our sales. This is independent of IGT’s own separate growth plans. We will need expertise now and in the future to achieve our own goals. We must execute efficiently, but our own growth expectations have not changed.

IGT is a leader in its segment, but GTECH also brings many of its own strengths in commercial casino – many of our recent successes with casino products, such as Sphinx 3D™ and Zuma, demonstrate this.

While it is realistic to expect some elimination of duplication, talent retention is always a key business objective. In past mergers, we’ve seen employees continue in their current roles, and we’ve also seen employees migrate to different and exciting new roles to meet the needs of a new structure.

A customer-centric focus and individual flexibility will always be valuable assets, regardless of imminent organizational changes.

Q. How is GTECH capable of such a large financial acquisition?  Although MBOs and STIs were honored, merit increases were postponed.  How will management ensure the Company continues to retain highly qualified personnel and ensure the Company does not experience loss of knowledge and intellectual capital, while maintaining business continuity during the critical time when the merger closes?

A. GTECH’s employees are important to us, and we recognize the importance of providing competitive and fair compensation and incentives. Merit increases are among a number of incentives that can be offered to employees in recognition of meeting and exceeding individual and team objectives. The senior leaders expect to review current and future employee incentive plans in September, and will communicate the results of those reviews once completed.

Q. Will GTECH’s name change after the first half of 2015 when the merger is complete?

A. Both companies have gone through a re-branding process relatively recently. Each has significant brand equity. A review will be conducted to determine how best to capture that brand equity including a determination of the name of the company. The outcome of that process will be communicated over the coming months.

Q. Since our games take some months to develop, when do you think it is reasonable to start to leverage intellectual property, patents, or trademarks from IGT into GTECH games?

A. Antitrust regulations restrict us from working with IGT on any joint opportunities, including partnering on intellectual property, prior to the close of the transaction. The two organizations can only work together at an arm’s-length basis, in the same way we have worked together prior to the merger announcement; GTECH and IGT have ongoing relationships in the gaming machine and interactive segments that pre-date the merger. We are legally obliged to continue to operate as independent companies and to compete separately for business until the merger is formally completed, expected in the first or second quarter of 2015.

Q. I noticed that IGT has a presence on Facebook through DoubleDown.  Are there going to be more opportunities for GTECH to get into the social space in terms of gaming?

A. Because it’s early in the process, we don’t know yet how IGT’s current assets and market activity will affect our combined content and product strategies following the merger. IGT's DoubleDown Interactive provides social casino style entertainment to more than six million players monthly and is hugely successful. We are reviewing how we could leverage DoubleDown in the lottery space, and expect to have a plan in place once the transaction has closed.

Cautionary Statement Regarding Forward Looking Statements
This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor

Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221
Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution
IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:
Robert K. Vincent
GTECH S.p.A.
Corporate Communications
T: (401) 392 7452

Simone Cantagallo
GTECH S.p.A.
Media Communications
T. (+39) 06 51899030